Exhibit 21

Dynatronics Corp.

Subsidiaries

Dynatronics Corp. has three wholly-owned subsidiaries:

(1)	Dynatronics Distribution Co. LLC, a Utah limited liability company formed to facilitate the acquisition of six distribution businesses in 2007;

(2)	Hausmann Enterprises, LLC, a Utah limited liability company, formed to facilitate the acquisition and subsequent operation of a manufacturing and distribution business in 2016; and

(3)	Dynatronics Medical Products, LLC, a Utah limited liability company, formed to facilitate the acquisition of a manufacturing and distribution business in 2017.